As filed with the Securities and Exchange Commission on April 25, 2003

Registration No. 333-11076

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, Nominal Value 12 ½ Pence Each

(including a Beneficial Interest in a Common Access Share of Smith & Nephew plc),

of

SMITH & NEPHEW GROUP PLC

(successor to SMITH & NEPHEW PLC)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
England and Wales
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew C. Quale, Jr., Esq.	Peter B. Tisne, Esq.
Sidley Austin Brown & Wood LLP	Emmet, Marvin & Martin, LLP
787 Seventh Avenue	120 Broadway
New York, New York, 10019	New York, New York 10271
(212) 839-5300	(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of November 16, 1999, as amended and restated as of August 7, 2000, and as further amended and restated as of ____________, 2003, among Smith & Nephew Group plc, Smith & Nephew plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 24, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 12 ½ pence each, of Smith & Nephew Group plc, each of which ordinary shares includes a beneficial interest in a common access share of Smith & Nephew plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ VINCENT J. CAHILL, JR.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Smith & Nephew Group plc has caused this Post-Effective Amendment No.2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Geneva, Switzerland, on April 24, 2003.

Smith & Nephew Group plc

By:  /s/ PIERRE-ANDRE CHAPATTE

Name: Pierre-André Chapatte

Title: Director

KNOW ALL MEN BY THESE PRESENTS, that each director and executive officer of Smith & Nephew Group plc whose signature appears below constitutes and appoints Peter Hooley and James A. Ralston, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments and supplements to this amendment to the registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No.2 to the Registration Statement has been signed by the following persons in the capacities indicated and on April 24, 2003.

/s/ DUDLEY G. EUSTACE Name: Dudley G. Eustace Director and Chairman	/s/ JAMES A. RALSTON Name: James A. Ralston Authorized US Representative
_____________________________ Name: Dr. Rolf Stomberg Director	/s/ CHRISTOPHER J. O’DONNEL Name: Christopher J. O’Donnell Director and Principal Executive Officer
/s/ RICHARD DESCHUTTER Name: Richard DeSchutter Director	/s/ PETER HOOLEY Name: Peter Hooley Director and Principal Financial and Accounting Officer
_____________________________ Name: Warren Knowlton Director	/s/ DR. PAMELA KIRBY Name: Dr. Pamela Kirby Director
/s/ PIERRE-ANDRE CHAPATTE Name: Pierre-André Chapatte Director	/s/ BRIAN LARCOMBE Name: Brian Larcombe Director
/s/ ANTOINE VIDTS Name: Antoine Vidts Director

Pursuant to the requirements of the Securities Act of 1933, Smith & Nephew plc has caused this Post-Effective Amendment No.2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of

London, England on April 24, 2003.

Smith & Nephew plc

By: /s/ DUDLEY G. EUSTACE

Name:  Dudley G. Eustace

Title:  Director and Chairman

KNOW ALL MEN BY THESE PRESENTS, that each director and executive officer of Smith & Nephew plc whose signature appears below constitutes and appoints Peter Hooley and James A. Ralston, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments and supplements to this amendment to the registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No.2 to the Registration Statement has been signed by the following persons in the capacities indicated and on April 24, 2003.

/s/ DUDLEY G. EUSTACE Name: Dudley G. Eustace Director and Chairman	/s/ JAMES A. RALSTON Name: James A. Ralston Authorized US Representative
_____________________________ Name: Dr. Rolf Stomberg Director	/s/ CHRISTOPHER J. O’DONNEL Name: Christopher J. O’Donnell Director and Principal Executive Officer
/s/ RICHARD DESCHUTTER Name: Richard DeSchutter Director	/s/ PETER HOOLEY Name: Peter Hooley Director and Principal Financial and Accounting Officer
_____________________________ Name: Warren Knowlton Director	_____________________________ Name: Sir Timothy Lankester Director
/s/ BRIAN LARCOMBE Name: Brian Larcombe Director	/s/ DR. PAMELA KIRBY Name: Dr. Pamela Kirby Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of November 16, 1999, as amended and restated as of August 7, 2000, as amended and restated as of ____________, 2003, among Smith & Nephew Group plc, Smith & Nephew plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Previously filed.
4	Previously filed.